Exhibit 99.2

            Wilbert Sweetens Proposal For York to $7.75 Per Share


      CHICAGO - May 11, 2001 - Today, Wilbert Inc., the parent company of Wilbert Funeral Services, Inc., the world's largest burial vault company, increased to $7.75 per share its proposal to The York Group, Inc. (NASDAQ:YRKG), the second largest finished casket manufacturer and multi-faceted supplier for the death care industry in North America, in pursuit of a combination of the two companies.

      Wilbert has proposed a combination of York and Wilbert in which all York stockholders who wish to sell their York stock receive $7.75 per share in cash, and also expressed the willingness to explore alternatives for those who wish to continue their ownership in the combined entity, including a cash election mechanism or other combination of cash or stock.

      "We believe this is a compelling offer that will be extremely attractive to York stockholders," said Chairman and CEO of Wilbert, Curtis J. Zamec. "We feel that a combination of the two companies would create the premier supplier for the funeral services industry."

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Text of revised proposal letter sent to Thomas J. Crawford follows:

May 10, 2001

Board of Directors
The York Group, Inc.
c/o Mr. Thomas J. Crawford
Chairman of the Board and Chief Executive Officer
8554 Katy Freeway, Suite 200
Houston, TX  77024

Gentlemen:

We have received Mr. Crawford's letter of May 1, 2001 responding to the Wilbert Inc. ("Wilbert") March 16, 2001 proposal to acquire for cash or stock, at each stockholder's option, all the outstanding shares of The York Group, Inc. ("York"). Subsequent to that letter, we made a careful review of York's first quarter press release and related telephonic commitments to investors and our own strategic plan.

Based on that review, our Board has reaffirmed its belief that both York and Wilbert would be stronger entities and better able to compete in the funeral service industry as one company. Accordingly, we have determined to increase our proposal for the shares of York that we do not already own. We propose a combination of York and Wilbert in which all York stockholders who wish to sell their York stock receive $7.75 per share in cash. For stockholders who wish to continue their ownership in the combined entity, we are willing to explore, as an alternative to all cash, a cash election mechanism or other combination of cash or stock as payment for York shares. A review of York's plans and the support of its management team could allow a further increase to our proposal.

We believe the cash alternative would be very attractive to your stockholders who wish to liquidate their investment. It represents a 68% premium over the $4.625 closing price of York common stock on March 15, 2001, the date immediately prior to our March 16, 2001 proposal.

We believe the stock alternative would be attractive to those York stockholders who desire the opportunity to keep their equity investment in the combined enterprise, possibly without the need to pay tax on the exchange. Again we are offering your stockholders the freedom to choose cash or to participate in the benefits and synergies of the combination and any future improvements in our industry.

Your fiduciary duty to York's stockholders dictates that you explore this proposal before committing to additional expenses such as bank fees, proxy solicitation fees, etc. that will directly reduce the consideration payable to stockholders. In addition, your timely consideration could allow stockholders to make a decision at York's next annual meeting. Eliminating the fees and expenses associated with a new bank agreement, eliminating the expenses associated with a proxy contest, and eliminating the need for an additional vote of the stockholders could increase the amount of consideration available to York stockholders.
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We have been informed by our financial advisors and lenders that any financing required to complete such a transaction should be readily available. Our proposal is subject to York's Board of Directors approving the transaction, thereby excepting it from Delaware's anti-takeover statutes and rendering York's stockholder rights plan inapplicable.

We are pleased you have retained a financial advisor to assist York, but the exact scope of their assignment remains unclear. We are confident that, given an opportunity, Wilbert can provide greater value to all stockholders than the other alternatives you indicated you are considering in your May 1, 2001 letter. If another achievable strategic alternative is likely to deliver greater value to stockholders in the near term, please identify it to us and the other stockholders. We deserve to know why you are refusing all of us the benefit of this Wilbert proposal. In view of the importance of this matter, we request your response by no later than Friday, May 18, 2001.


Very truly yours,


Curtis J. Zamec
Chairman and Chief Executive Officer

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Contact:
Curtis J. Zamec               Bill Forsberg                 Leanne Hand
708-865-1600                  708-865-1600                  404-347-8873
cjzamec@wilbertinc.online     bforsberg@wilbertonline.com   lhand@westwayne.com